Ramius Trading Strategies LLC
599 Lexington Avenue
New York, New York 10022

September __, 2011

Investment Managers Series Trust
803 West Michigan Street
Milwaukee, Wisconsin  53233-2301

Re:  Ramius Trading Strategies Managed Futures Fund

Ladies and Gentlemen:

          Ramius Trading Strategies LLC (the “Advisor”) and Investment Managers Series Trust, on behalf of its Ramius Trading Strategies Managed Futures Fund series (the “Fund”), have entered into an investment advisory agreement pursuant to which the Advisor provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund.  The Advisor has also entered into an investment advisory agreement with a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”), pursuant to which the Advisor provides investment advisory services to the Subsidiary for compensation based on the value of the average daily net assets of the Subsidiary.

          The Fund intends to invest a portion of its assets in the Subsidiary. It is the intention of the parties that the Advisor collect investment advisory fees on the assets at the Fund level or assets at the Subsidiary level, but not both. Accordingly, to the extent the Fund invests assets in the Subsidiary, the Advisor will waive the Fund’s investment advisory fee in an amount equal to the investment advisory fee paid to the Advisor by the Subsidiary pursuant to the investment advisory agreement between the Subsidiary and the Advisor.

          This agreement may not be discontinued by the Advisor with respect to the Fund as long as the investment advisory agreement between the Subsidiary and the Advisor is in place.

          Please sign below to evidence your acceptance of this agreement.

*** Signature Page Follows***

RAMIUS TRADING STRATEGIES LLC
By:
Name:
Title:

Acknowledged and Agreed:

INVESTMENT MANAGERS SERIES TRUST
On behalf of its Ramius Trading Strategies Managed Futures Fund series
By:
Name:
Title: